Contact

www.linkedin.com/in/arcadiy-golubovich-9a515125 (LinkedIn)
twitter.com/ArcadiyG (Personal)

Top Skills

Investments
Business Strategy
Financial Analysis

Arcadiy Golubovich

CEO at Argo
Beverly Hills, California, United States

Summary

Twitter: @ArcadiyG
A serial entrepreneur, tech investor and film producer. Currently building Argo - a web3 social streaming platform, powered by creators and fans.

On Argo creators and companies can create their branded subscription channels, where they can distribute videos and sell digital goods.

We are on a mission to empower creators and storytellers worldwide to own their success. On Argo everyone is a curator, so when users Like or share content they love, they can earn revenue share from it.

We are thinking about the future of streaming and social media differently. We believe in collaboration and data sharing, which is now possible with blockchain technology. We believe that the Creator economy has 10x more room to grow.

Experience

Argo Media Co
Chief Executive Officer
June 2020 - Present (2 years 11 months)
Beverly Hills, California, United States

PRIMERIDIAN ENTERTAINMENT LLC
President
September 2013 - Present (9 years 8 months)
Beverly Hills, California, United States

Humm.ly
President
January 2020 - Present (3 years 4 months)
Beverly Hills, California, United States

Education

Y Combinator
W22 · (January 2022 - March 2022)

University of the Arts London
Bachelor's degree, Film and Theatre Directing · (2008)